ZEN GRAPHENE SOLUTIONS LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an annual meeting (the "Meeting") of the shareholders ("Shareholders") of Zen Graphene Solutions Ltd. (the "Corporation") will be held at the Delta Hotels Guelph Conference Centre, 50 Stone Road West, Guelph, ON N1G 0A9,on September 28, 2020 at 4:00 p.m. (Eastern Standard Time), for the following purposes:

1. to receive and consider the financial statements of the Corporation for the year ended March 31, 2020 and the report of the auditors thereon;

2. to appoint McGovern Hurley, LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

3. to elect the directors of the Corporation for the ensuing year;

4. to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution to approve, for the ensuing year, the Corporation's incentive stock option plan that was adopted on August 1, 2010;

5. to transact such other business as may properly come before the Meeting or any adjournments or postponements thereof.

The nature of the business to be transacted at the Meeting is described in further detail in the management information circular of the Corporation under the section entitled Matters to be Acted Upon.

The record date for the determination of Shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournments or postponements thereof is August 14, 2020 (the "Record Date"). Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof.

Voting

All Shareholders are invited to attend the Meeting and may attend in person or may be represented by proxy. A "beneficial" or "non-registered" Shareholder will not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the common shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting. Shareholders who are unable to attend the Meeting in person, or any adjournments or postponements thereof, are requested to complete, date and sign the enclosed form of proxy (registered holders) or voting instruction form (beneficial holders) and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be mailed or faxed so as to reach or be deposited with Capital Transfer (in the case of registered holders) at 390 Bay Street, Suite 920, Toronto, Ontario M5H 2Y2, Fax Number: 416.350.5008, prior to the Proxy Deadline, failing which such votes may not be counted, or your intermediary (in the case of beneficial holders) with sufficient time for them to file a proxy by the Proxy Deadline.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR BEFORE VOTING.

DATED this 18 day of August 2020.

BY ORDER OF THE BOARD OF DIRECTORS OF ZEN GRAPHENE SOLUTIONS LTD.

"Dr. Francis Dubé"
Dr. Francis Dubé
Chair of the Board of Directors